# Coral Club



REPORT CARD                                                              ⌄

# Dear investors,

**A Strong First Year**

We're thrilled to share that in our first seven months of operation, Coral Club generated approximately $1,000,000 in revenue, resulting in $140,000 in profit—a 14.5% profit margin.**Investing in Long-Term Success**

While our 2024 profit was strong, we reinvested $90,000 back into the business to enhance the space and improve the guest experience. These upgrades included:

Patio heaters & upgrades

An additional HVAC unit

DJ & sound system enhancements

Additional storage space for inventory and supplies

Furniture & seating additions

Marketing, branding, and design improvements
Fixture & lighting upgrades
New bar equipment
Majority of these were one-time expenses, meaning 2025 will allow us to drive more profit to the bottom line with fewer capital expenditures. We are also going to be allocating a portion of the 2024 funds to lowering our debt position this year ultimately returning more dollars to investors not the bank moving forward.

**Major Wins & Recognition**

Thanks to our incredible team, Coral Club made a big splash in year one! Some key highlights:

Winner of Nashville Scene's "Best New Cocktail Bar" & "Best Happy Hour" in 2024

Grew our Instagram from 0 to 16K followers in just seven months

Maintained a stellar reputation:4.9-star rating on Google (56 reviews)

4.5-star rating on Yelp (33 reviews)

Nearly 1,000 email subscribersSecured notable press coverage

**We need your help!**

As we continue to grow and strengthen our presence in East Nashville, the support of passionate advocates—our evangelists—remains essential. These are the individuals who help spread the word about our small but dedicated operation, and who keep us top of mind for private events, birthday celebrations, office gatherings, holiday parties, and more.

Looking ahead, we're also committed to deepening our ties within the community, particularly through partnerships with local nonprofits and charitable organizations. One of our primary goals this year is to give back in more meaningful ways, supporting causes that align with our values and the spirit of this neighborhood.

We are proud to be part of the vibrant East Nashville and food & beverage community. Our mission remains to contribute positively each year—not just by serving great food and drinks, but by being a dependable and uplifting presence for those who continue to support us.

Sincerely,

*Kristopher Esqueda*

Business Development & Investor Relations

*Matthew Izaguirre*

Owner

*Aaron Izaguirre*

Director of Operations

*Brice Hoffman*

Hospitality

# How did we do this year?

**REPORT CARD**

B+

## ☺ The Good

operational efficiency over the first 6 months improved greatly

incredible start to opening, broke our sales projections

received great feedback, positive reviews and accolades winning multiple "best of" awards and stellar online review rating.

## ☹ The Bad

under estimated labor cost and amount of labor needed to operate at such a high level of business.

had to reimagine areas of the physical space after construction was completed and during operation because of business level.

We had some building/build out malfunctions that caused us to have to close and spend money on repairs that was unforeseen.

# 2024 At a Glance

## January 1 to December 31



**$980,279**

Revenue



**$14,071**

Net Profit



**$49,939**

Short Term Debt



**$949,000**

Raised in 2024



**$140,949**

## INCOME    BALANCE    NARRATIVE



● Revenues    ● Profit

$980,279

$0

-$9,801

$14,071

2023                2024

Net Margin: 1%    Gross Margin: 74%    Return on Assets: 2%    Earnings per Share: $1.41

Revenue per Employee: $65,352    Cash to Assets: 38%    Revenue to Receivables: 4,327

Debt Ratio: 79%

📄 Bar_Riviera_Financial_Report.pdf          📄 2023___2024_GAAP_Financials_Bar_Riviera_LLC.pdf

📄 Coral_Club_Financial_Report_2023-2024.docx.pdf

# We  Our 28 Investors

## Thank You For Believing In Us

| | | | | | |
|---|---|---|---|---|---|
| Joshua Ellis | Hal Landers | Rodney Eldridge | Mary Motley | Neil Hoffman | Mitchell Gillard |
| Emily Betty Ehrlich | Brandon Bramhall | Alix Deyling | Tyler A King | Estie Harris | Charlene Saunders |
| Matthew Lipton | Darden H Copeland | Mark And Linda... | Matt Ellis | James Ellis | Michael C |
| Patrick Tisdale | Luis & Amy... | Steven Scutti | John Carroll | Arby Lipman | Silvia San Martin |
| Dustin Meza | Susannah Rote | Memorie White | | | |

# Thank You!

## From the Coral Club Team



### Matthew Izaguirre

**Director of Beverage**

Has been working in and around bars for over a decade. Bar professional with an impressive resume of some the most respected establishments in Orlando: Hanson...



### Brice Hoffman

**Director of Hospitality**

Has spent over a decade helping curate some of the most respected bar programs across the country: in San Francisco: Bourbon & Branch, RickHouse,(Barkeep) in Nashville:...







## Aaron Izaguirre

**Director of Operations**

Currently leading Nationally recognized local Bar & Restaurant portfolio. St. Louis: Niche Food Group (Multi-Unit GM) Nashville: Louies Wine Dive (New Market...



## Kristopher Esqueda

**Business Development & Investor Relations**

Seasoned former F&B professional with a decade of experience from Michelin stars, Coffee Shops to Tequila Bars. Current local real estate professional and investor...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Matthew Izaguirre | Director of Beverage @ Coral Club | 2023 |
| Brice Hoffman | Bar Manager & Beverage Consultant @ Woodland Wine Merchant | 2023 |
| Kristopher Esqueda | President @ Coral Club | 2023 |
| Aaron Izaguirre | Director of Operations @ Strategic Hospitality | 2023 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Matthew Izaguirre | Director of Beverage | 2023 |
| Brice Hoffman | Director of Hospitality | 2023 |
| Kristopher Esqueda | Director of Business Development | 2023 |
| Aaron Izaguirre | Director of Operations | 2023 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|---|---|---|
| Aaron Izaguirre | 2,000 Class A-1 Common Units | 25.0% |
| Kristopher Esqueda | 2,100 2000 Class A-1 Common Units, 100 Class A-2 Common | 25.0% |

| | | |
|---|---|---|
| Kristopher Esqueda | Units | 25.0% |
| Matthew Izaguirre | 2,000 Class A-1 Common Stock | 25.0% |
| Brice Hoffman | 2,100 2000 Class A-1 Common Units, 100 Class A-2 Common Units | 25.0% |

### Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 01/2024 | $150,000 | | Other |
| 03/2024 | $250,000 | | Other |
| 03/2024 | $375,000 | | Regulation D, Rule 506(b) |
| 06/2024 | $124,000 | | 4(a)(6) |
| 10/2024 | $50,000 | Common Stock | Regulation D, Rule 506(b) |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| Kristopher Esqueda Real Estate | 01/18/2024 | $150,000 | $150,000 | 12.5% | 02/13/2029 | Yes |
| Pathway Lending | 03/20/2024 | $250,000 | $0 | 12.5% | 03/30/2029 | |

### Related Party Transactions

Of the $375,000 raise described in Item 25 of this Form C, the following came from related parties:

- $50,000 from Phil and Evelyn Curry, Brother & Sister-in-law of partners Matt & Aaron Izaguirre.

- $75,000 from Brother & Sister-in-law of partners Matt & Aaron Izaguirre, Brother-in-law & sister-in-law of Partner Brice Hoffman.

- $25,000 from Brice and Leah Hoffman, Managing Member & Wife of Managing Member.

- $25,000 from Kristopher Esqueda, Managing Member.

### Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| A 1 Common | 7,804 | 7,804 | Yes |
| A 2 | 2,196 | 2,196 | No |

| | |
|---|---|
| Warrants: | 0 |
| Options: | 0 |

## Form C Risks:

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying our Series A Preferred Stock is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guarantees the Company will be successful and you might lose some or all of your money.

We are a New Business: Although the Company has significant experience in generating sales and revenue in the food and beverage industry, in many important ways it is still just like a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must: - Raise capital - Create brand awareness - Hire and retain qualified personnel - Manage our growth & cash flow - Create brand awareness - Develop and implement financial controls. There is no guaranty we will be able to do any of those things successfully in the long term.

Competition: The Company will compete with many local companies, with new competitors coming to the market on a regular basis. In addition, larger well capitalized national players may enter our market. Some of these competitors could have far more resources and staying power than we have, and some might have more money and more experience to put behind their concept. The fact that we have (we believe) a better mousetrap doesn't mean we will have the best mousetrap, and even if we were to have the best mousetrap, it does not guaranty our business will succeed.

No Right to Participate in Management of the Company: Investors will have no right to participate in the day-to-day management of the Company. You should consider investing only if you are willing to entrust all aspects of the Company's business to our management team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $124,000 in this Offering but will begin to spend investor money if we raise as little as $50,000. This figure is arbitrary. If we raise only $50,000 we may not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price

should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Bar Riviera LLC

Tennessee Limited Liability Company
Organized February 2023
15 employees
604 Gallatin Ave Suite 217
Nashville TN 37206 http://www.thecoral.club

## Business Description

Refer to the Coral Club profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Coral Club is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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